Exhibit 99.6

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	06	05	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	381	1,800
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.09	£3.75

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Miss Barbara Anne Armitage	Ordinary	360
Address
4 Wiston Court Cuckfield Close Crawley West Sussex
UK postcode RH11 8UG

Name	Class of shares allotted	Number allotted
Mr Derek Brown	Ordinary	180
Address
22 Stainton Grove Seaburn Dene Sunderland
UK postcode SR6 8BP

Name	Class of shares allotted	Number allotted
Mr Robert John Dockwray	Ordinary	540
Address
The Deez 19D Cooling Road Cliffe Rochester Kent
UK postcode ME3 7PJ

Name	Class of shares allotted	Number allotted
Mr Jonathan James Woodhouse	Ordinary	180
Address
21 Westminster Gardens Chippenham Wiltshire
UK postcode SN14 0DF

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	Date

secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Gordon Buckley	Ordinary	381
Address
74 Brecon Drive Bury Lancashire
UK postcode BL9 9LE

Name	Class of shares allotted	Number allotted
Mr Mark Andrews	Ordinary	180
Address
41 Cornmeadow Lane Claines Worcestershire
UK postcode WR3 7PL

Name	Class of shares allotted	Number allotted
Mr Daniel Stephen Mackintosh	Ordinary	360
Address
32 Smitherway Bugbrooke Northampton
UK postcode NN7 3PT

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 6/5/04
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform